SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYCAMORE FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 ROCKFORD LANE
(No. and Street)

KOKOMO, IN 46902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CRAIG SMITH - 765-455-1554
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its p

[redacted]

12012098

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, CRAIG SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYCAMORE FINANCIAL GROUP, INC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Pres.

Title

Notary Public

ANITA L. FAULKNER
Howard County
My Commission Expires
February 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYCAMORE FINANICAL GROUP, INC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2011

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

SYCAMORE FINANCIAL GROUP

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

February 21, 2012

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
Kokomo, Indiana

We have audited the accompanying balance sheet of Sycamore Financial Group, Inc., as of December 31, 2011, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. Sycamore Financial Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Financial Group, Inc., as of December 31, 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sycamore Financial Group, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 115,086	$ 65,938
Investment Securities	403,437	416,684
Deposits with Clearing Organizations & Correspondent Brokers	30,007	17,507
Receivables	-	2,171
Office Furniture, Fixtures and Equipment	142,366	153,699
less Accumulated Depreciaiton	(120,155)	(120,752)
Deferred Income Tax Benefit (Expense)	(5,228)	2,224
Prepaid Expenses	8,775	8,775
TOTAL ASSETS	$ 574,288	$ 546,246

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
LIABILITIES		
Payable to Brokers and Dealers	$ -	$ 6,897
Accounts Payable	14,550	21,171
Accrued Expenses	5,781	18,524
Other Liabilities	-	-
TOTAL LIABILITIES	20,331	46,592
STOCKHOLDERS' EQUITY		
Common Stock (Authorized 10,000 shares, issued and outstanding: 4,392 in 2010 and 2009)	$ 43,897	$ 43,897
Additional Paid In Capital	27,300	27,300
Treasury Stock (790 shares purchased)	(22,257)	(22,257)
Retained Earnings	505,017	450,714
TOTAL STOCKHOLDERS' EQUITY	553,957	499,654
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 574,288	$ 546,246

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Rental Income	$ 27,062	$ 20,974
Commissions, marks and fees	2,010,660	1,792,791
Investment Income (Loss)	(2,530)	59,982
TOTAL REVENUE	2,035,192	1,873,747
EXPENSES		
Employee compensation and benefits	273,380	253,780
Commissions	1,354,600	1,201,397
Rent - Occupancy	123,842	98,000
Telephone and Postage	15,293	17,075
Depreciaiton and amortization	10,736	16,209
Promotional expense	17,261	34,121
Property Taxes	13,994	13,530
Other operating expenses	164,331	218,361
TOTAL EXPENSES	1,973,437	1,852,473
Income (Loss) Before Income Tax	61,755	21,274
Income Tax Benefits (Expense)	(7,452)	(4,999)
Net Income Before Equity in Income of Investee	54,303	16,275
Equity in Income of Investee	-	-
Net Income (Loss)	$ 54,303	$ 16,275
Earning (Loss) per share of common stock	$ 12.36	$ 3.71

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2010	$ 43,897	$ (22,257)	$ 27,300	$ 434,439	$ 483,379
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	-	-	-
Net Income	-	-	-	16,275	16,275
Balance at December 31, 2010	$ 43,897	$ (22,257)	$ 27,300	$ 450,714	$ 499,654
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	-	-	-
Net Income	-	-	-	54,303	54,303
Balance at December 31, 2011	$ 43,897	$ (22,257)	$ 27,300	$ 505,017	$ 553,957

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 54,303	$ 16,275
Adjustments to reconcile (Decrease) in net assets to net cash provided by (used in) operations:		
Depreciation	10,736	16,209
Unrealized (gain) loss in investment securities	13,247	(48,477)
(Increase) decrease in operating assets:		
Broker Deposits	(12,500)	(9)
Receivables	2,171	(2,171)
Prepaid Expenses	-	3,394
Prepaid Taxes	7,452	(4,998)
Increase (decrease) in operating liabilities:		
Accounts payable	(13,518)	9,832
Accrued expenses	(12,743)	15,678
Net Cash Provided by (Used in) Operating Activities	49,148	5,733
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(5,761)
Investment securities sold	-	3,877
Net Cash Provided by (Used in) Investing Activities	-	(1,884)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided by (Used in) Financing Activities	-	-
Net increase (decrease) in cash	49,148	3,849
Cash - beginning of year	65,938	62,089
Cash - end of year	$ 115,086	$ 65,938
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Interest	$ 111	$ 513
Cash Paid During the Year for: Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations–Sycamore Financial Group, Inc. (the Firm) was formed in 1983 as a corporation in the state of Indiana, located in Kokomo, Indiana. The Firm is a securities brokerage firm. Currently the Firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The Firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. The Firm maintains no physical securities, client cash or margin accounts.

   The Firm has a branch office in Anderson, Indiana which runs all its transactions through the Kokomo office.

b. Cash Equivalents–For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2011 and 2010.

c. Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable–Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

e. Property, Plant, Equipment and Depreciation–Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $10,736 and $16,209 for the years ended December 31, 2011 and 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

f. Advertising–The Firm's advertising costs are expensed as incurred. During 2011 and 2010, advertising costs totaled $3,017 and $4,271.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2011 and 2010, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers at the Anderson Branch and registered representatives at the Kokomo office. At December 31, 2011 and 2010 there were no receivables and payables to accrue.

NOTE 4: INCOME TAX EXPENSE

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

	2011	2010
Currently payable	$ 7,452	$ 4,999
Deferred taxes / (credit) due to timing differences	-	-
	$ 7,452	$ 4,999

The principal sources of timing differences are accounting methods used to value investments at market for book purposes and at cost for income tax purposes.

NOTE 5: LEASES

The Firm leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Firm under an operating lease which expires on January 1, 2009. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewals rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000 in rent for the year ended December 31, 2011 and 2010.

The Firm subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately. The Firm received rental income from the sub-lease of $27,062 and $20,974 for the year ended December 31, 2011 and 2010.

The Firm leases office space located at 800 Main Street in Anderson, Indiana. The rental rate per square foot of space is at market value for the geographic area. The Firm paid $8,260 and $8,640 in rent for the year ended December 31, 2011 and 2010.

NOTE 6: SELF-INSURED

During 2003 the Firm made the decision to self-ensure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 7: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

February 21, 2012

To the Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

SYCAMORE FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 553,957
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 553,957
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities		553,957
6. Deductions and/or charges:		
a. Total nonallowable assets from Statement of Financial Condition	$ 40,479	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges	-	(40,479)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		513,478
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
a. Contractual securities commitments	-	
b. Subordinated securities borrowings	-	
c. Trading and investments securities	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	63,493	
d. Undue Concentrations	-	
e. Other	-	(63,493)
10. Net Capital		$ 449,985

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$ 1,356
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A		50,000
13. Net capital requirement (greater of line 11 or 12)		50,000
14. Excess net capital (line 10 less 13)		399,985
15. Net capital less greater of 10% of line 18 or 120% of line 12		$ 339,985
16. Total liabilities from Statement of Financial Condition		$ 20,331
17. Add:		
a. Drafts for immediate credit	-	
b. Market value of securities borrowed for which no equivalent value is paid or credited	-	
c. Other unrecorded amounts (List)	-	-
18. Total aggregate indebtedness		$ 20,331
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)		4.52%

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 21, 2012

To the Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

We have audited Sycamore Financial Group, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sycamore Financial Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, Sycamore Financial Group, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Sycamore Financial Group, Inc., and our report dated February 21, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

February 21, 2012

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
Kokomo, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2010 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 21, 2012

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2011, which were agreed to by Sycamore Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sycamore Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sycamore Financial Group Inc.'s management is responsible for Sycamore Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from January 1, 2011 to March 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA